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FUNDRISE | Income Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Income Real Estate Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was an investment transaction made by the Fund, which invested roughly $14,000,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseincomerealestatefund.com. The prospectus should be read carefully before investing in the Fund.*

Investment in luxury apartments in Greenville, SC, pays back successfully

The project generated an annualized return of roughly 11.5%, supporting quarterly dividends for initially Income eREIT 2019 and then Income Interval Fund investors.[1]

Important note: *The realized return on an individual project may vary significantly from your portfolio-level return as an investor. To learn more about why this may be the case, see the "How did this project impact your portfolio?" section.*

In September 2019, we invested roughly $14 million in the Poinsett Apartments, a 288-unit luxury apartment community in Greenville, SC.

The community was 97% occupied when we invested, and the project's sponsor planned to actively manage the property for five to ten years before seeking exit opportunities via sale or refinance.

Today, we're pleased to share that our sponsor has successfully sold the property and paid back our investment in full. Per the terms of our preferred structure investment (which is similar to debt), we earned an annualized return of roughly 11.5% over the life of the investment.[1]

Investor FAQ: How does this project impact your portfolio?

This investment was structured like debt, where the project's sponsor must pay us a fixed rate of return before they can earn a return for themselves, and their equity provides us with a cushion against losses. Throughout the term of this investment, the regular income it generated supported quarterly dividends for the Income eREIT 2019 and then for the Income Interval Fund.

This investment is part of our broader **Fixed Income** strategy, which has historically consisted primarily of short to medium-term loans or financing of new development. While we are actively evaluating the most attractive strategies to deploy into new income-generating investments in the current, historically low interest rate

environment, it is reasonable to expect that yields on private real estate investments in the near term would generally be lower than they have been in the past (along with most other asset classes).

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

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[1]Annualized return calculated using the internal rate of return (IRR) method.

About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com.